Mail Stop 3561

September 11, 2009

Geoff Williams, President
Eastgate Acquisitions Corporation
19 East 200 South, Suite 1080
Salt Lake City, Utah 84111

      Re: Eastgate Acquisitions Corporation
           Item 4.01 Form 8-K
           Filed August 7, 2009
           File No. 000-52886

Dear Mr. Williams:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

           Sincerely,

           Blaise A. Rhodes
           Staff Accountant
           Office of Beverages, Apparel and
           Health Care Services